FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 29, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X                                  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

29 March 2023

NatWest Group plc
Board Committee changes

NatWest Group plc (NWG) announces that Yasmin Jetha will succeed Mike Rogers as Chair of the Group Sustainable Banking Committee (SBC) on 26 April 2023.

As previously announced, Mike will step down as a non-executive director on 25 April 2023.  He will also step down as SBC Chair and as a member of the Group Performance and Remuneration Committee on that date.

With effect from 1 May 2023, SBC's remit will expand to include technology, innovation and data matters currently within the remit of the Technology and Innovation Committee (TIC).  TIC will be retired as a standalone Board Committee on 30 April 2023.

Howard Davies, Chairman of NWG, said:
"Since it was established in 2017, TIC has played an important role in overseeing NWG's strategic direction in relation to technology and innovation.  I would like to thank Yasmin and her fellow members Patrick Flynn and Frank Dangeard for their contributions to its work.

Combining the SBC and TIC agendas will ensure that our Board Committee structure continues to support the Board in overseeing the execution of our purpose-led strategy and promoting NWG's long-term sustainable success.  Technology, innovation and data are integral to our strategic priorities as we strive to be a relationship bank in a digital world.

Yasmin is ideally placed to take this agenda forward, with her prior experience as TIC Chair and as a member of SBC."

For further information contact:
NatWest Group Investor Relations:
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

Date: 29 March 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary